UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-K

Page
SIGNATURES	3
EX-99.1 PRESS RELEASE	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: April 27, 2012	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Fourth Quarter 2011 and 2011 Annual Financial Results

New York, April 27, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a producer of biodiesel and a manufacturer of copper products in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2011.

As of November 12, 2010, the ratio for Gushan’s American Depositary Shares (“ADS”) representing ordinary shares changed from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing ten (10) ordinary shares. Gushan presents all per ADS data and number of ADSs in this announcement as if the ratio change was effective as of the beginning of the earliest period presented.

Highlights for the Fourth Quarter of 2011 (Note 1)

•	Total revenues increased by 70.4% year-to-year and decreased by 15.9% quarter-on-quarter to RMB399.6 million (US$63.5 million).

•

Gross profit amounted to RMB30.8 million (US$4.9 million), compared to a gross profit of RMB18.3 million for the fourth quarter of 2010 and a gross profit of RMB3.8 million for the third quarter of 2011.

•

Loss from operations amounted to RMB678.7 million (US$107.8 million), compared to a profit from operations of RMB68.4 million for the fourth quarter of 2010 and a loss from operations of RMB18.4 million for the third quarter of 2011.

•

Net loss attributable to the Company amounted to RMB683.1 million (US$108.5 million), compared to a net profit of RMB61.4 million for the fourth quarter of 2010 and a net loss of RMB20.7 million for the third quarter of 2011.

•

Non-GAAP net loss attributable to the Company amounted to RMB8.7 million (US$1.4 million), compared to a non-GAAP net loss attributable to the Company of RMB40.0 million for the fourth quarter of 2010 and a non-GAAP net loss attributable to the Company of RMB18.5 million for the third quarter of 2011. (Note 2)

•	Sales volume of biodiesel decreased by 98.5% year-to-year and by 59.6% quarter-on-quarter to 82 tons. (Note 3)

•	Average selling price of biodiesel increased by 39.7% year-to-year and decreased by 0.3% quarter-on-quarter to RMB6,754 (US$1,073.1) per ton. (Note 3)

•	Sales volume of recycled copper products increased by 81.1% year-to-year and decreased by 10.2% quarter-on-quarter to 6,860 tons.

•	Average selling price of recycled copper products decreased by 5.7% year-to-year and by 14.9% quarter-on-quarter to RMB50,615 (US$8,041.9) per ton.

•	Cash balance amounted to RMB65.5 million (US$10.4 million) as of December 31, 2011.

Highlights for the Full Year 2011

•	Total revenues increased by 254.9% to RMB1,449.7 million (US$230.3 million) compared to RMB408.5 million for 2010.

•	Gross profit amounted to RMB44.8 million (US$7.1 million) compared to a gross loss of RMB73.4 million for 2010.

•	Loss from operations amounted to RMB734.9 million (US$116.8 million) compared to a loss from operations of RMB1,127.4 million for 2010.

•	Net loss attributable to the Company amounted to RMB747.7 million (US$118.8 million) compared to a net loss of RMB1,109.0 million for 2010.

•	Non-GAAP net loss attributable to the Company amounted to RMB70.0 million (US$11.1 million) compared to a non-GAAP net loss of RMB212.0 million for 2010 (Note 2)

•	Sales volume of biodiesel decreased by 80.7% to 8,178 tons compared to 2010.

•	Average selling price of biodiesel increased by 27.5% to RMB5,742 (US$912.3) per ton compared to 2010.

•	Sales volume of recycled copper products increased by 511.5% to 23,154 tons as compared to 2010.

•	Average selling price of recycled copper products increased by 6.4% to RMB57,113 (US$9,074.3) per ton as compared to 2010.

Note 1: Translation from RMB into US$ at RMB6.2939 to US$1.00, see “Currency Convenience Translation” below.

Note 2: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this press release. All non-GAAP measures exclude share-based compensation expenses, impairment loss of and loss on disposal of property, plant and equipment, impairment loss of goodwill, land use rights and Value Added Tax (“VAT”) recoverable, and change in fair value of contingent consideration liabilities, provision (reversal) for consumption tax and income tax effect thereof. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this announcement.

Note 3: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“Gushan’s recycled copper products business remained a positive contributor to the Company’s fourth quarter results despite a drop in copper prices amid the slowing of China’s economy, and we remain confident in the long-term outlook for our recycled copper business,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “In our biodiesel business, while we saw some improvement in diesel prices during the quarter, raw material shortages remain an obstacle to resuming large-scale biodiesel production. We will continue to carefully monitor the raw material situation and market conditions as we evaluate if and when we can economically resume production at idled plants.”

Financial Results for the Fourth Quarter of 2011

Revenues

The Company’s revenues amounted to RMB399.6 million (US$63.5 million) for the fourth quarter of 2011, representing an increase of 70.4% from RMB234.5 million for the fourth quarter of 2010 and a decrease of 15.9% from RMB475.3 million for the third quarter of 2011.

The increase in revenues on a year-to-year basis was mainly due to the revenue contribution of the recycled copper products business. During the fourth quarter of 2011, the revenues from our recycled copper products business amounted to RMB395.8 million (US$62.9 million), comprising revenue from third parties attributable to our two consolidated subsidiaries, Mianyang Jin Xin Copper Company Limited (“Jin Xin”) and Hunan Yinlian Xiangbei Copper Company Limited (“Xiangbei”), of RMB263.2 million (US$41.8 million) and RMB132.6 million (US$21.1 million), respectively. The Company acquired controlling interests in and began consolidating the operating results of each of Jin Xin and Xiangbei in November 2010 and August 2011, respectively.

The Company’s revenue from its recycled copper products business totaled RMB395.8 million (US$62.9 million) for the fourth quarter of 2011, representing a decrease of 16.4% from RMB473.5 million for the third quarter of 2011. The average selling price of recycled copper products decreased by 5.7% from RMB53,697 per ton for the fourth quarter of 2010 and by 14.9% from RMB59,473 per ton for the third quarter of 2011 to RMB50,615 (US$8,041.9) per ton for the fourth quarter of 2011. The decrease in revenue on a sequential quarterly basis was mainly due to a decrease in Jin Xin’s revenue by 37.6% from RMB421.7 million for the third quarter of 2011 to RMB263.2 million (US$41.8 million) for the fourth quarter of 2011, reflecting mainly a decrease in sales volume of recycled copper products by 28.0% from 6,761 tons for the third quarter of 2011 to 4,868 tons for the fourth quarter of 2011. The decrease in Jin Xin’s output in the fourth quarter of 2011 was mainly due to the decrease in supply of raw materials as the suppliers were unwilling to sell all their inventories when the market prices of copper raw materials dropped by 23.5% per ton compared to the third quarter of 2011. The decrease in Jin Xin’s revenues was offset by an increase in Xiangbei’s revenues from RMB51.8 million for the third quarter of 2011 to RMB132.6 million (US$21.1 million) for the fourth quarter of 2011. The Company consolidated only two months of Xiangbei’s operating results in the third quarter of 2011 since the acquisition date in August 2011 whereas the Company consolidated three months of Xiangbei’s operating results in the fourth quarter of 2011.

The Company’s revenue from its biodiesel business totaled RMB3.8 million (US$0.6 million) for the fourth quarter of 2011, representing a decrease of 87.1% from RMB29.5 million for the fourth quarter of 2010 and an increase of 116.1% from RMB1.8 million for the third quarter of 2011.

The decrease in revenue from the biodiesel business on a year-to-year basis was mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products. This decline in volume was attributable to the continued suspension of production at most of the Company’s biodiesel plants due primarily to the continued shortage of raw materials and a slowing PRC economy. Such shortage was due mainly to local governments cracking down on certain alleged practices of vendors of used cooking oil that forced some of our suppliers to suspend operations. The increase in revenue from the biodiesel business on a sequential quarterly basis was mainly due to revenues from sales of raw materials in certain plants as the Company did not expect to resume its production of biodiesel and biodiesel by-products on a large scale basis in the near future.

The sales volume of biodiesel amounted to 82 tons for the fourth quarter of 2011, representing a decrease of 98.5% from 5,635 tons for the fourth quarter of 2010 and a decrease of 59.6% from 203 tons for the third quarter of 2011. The average selling price of biodiesel was RMB6,754 (US$1,073.1) per ton for the fourth quarter of 2011, representing an increase of 39.7% from RMB4,835 per ton for the fourth quarter of 2010 and a decrease of 0.3% from RMB6,771 per ton for the third quarter of 2011.

The sales volume of biodiesel by-products amounted to 220 tons for the fourth quarter of 2011, representing a decrease of 78.4% from 1,017 tons for the fourth quarter of 2010, and an increase of 91.3% from 115 tons for the third quarter of 2011. The average selling price of biodiesel by-products was RMB2,806 (US$445.8) per ton for the fourth quarter of 2011, representing an increase of 29.3% from RMB2,170 per ton for the fourth quarter of 2010 and a decrease of 16.6% from RMB3,365 per ton for the third quarter of 2011.

Cost of Revenues

Cost of revenues for the fourth quarter of 2011 totaled RMB368.8 million (US$58.6 million), representing an increase of 70.5% from RMB216.3 million for the fourth quarter of 2010 and a decrease of 21.8% from RMB471.4 million for the third quarter of 2011. The increase on a year-to-year basis was mainly due to an increase in the cost of revenues from the Company’s recycled copper products business by 82.7% from RMB191.7 million for the fourth quarter of 2010 to RMB350.3 million (US$55.7 million) for the fourth quarter of 2011. The decrease on a sequential quarterly basis was mainly due to the decrease in sales volume of recycled copper products.

The cost of revenues of the Company’s recycled copper products business totaled RMB350.3 million (US$55.7 million) for the fourth quarter of 2011, representing an increase of 82.7% from RMB191.7 million for the fourth quarter of 2010 and a decrease of 24.6% from RMB464.4 million for the third quarter of 2011.

The increase on a year-to-year basis was mainly due to an increase in sales volume by 81.1% from 3,787 tons for the fourth quarter of 2010 to 6,860 tons for the fourth quarter of 2011. The unit cost of raw materials decreased by 11.7% from RMB48,544 per ton for the fourth quarter of 2010 to RMB42,872 (US$6,811.7) per ton for the fourth quarter of 2011. The decrease on a sequential quarterly basis was mainly due to a decrease in sales volume by 10.2% from 7,635 tons for the third quarter of 2011 to 6,860 tons for the fourth quarter of 2011. The unit cost of raw materials decreased by 23.5% from RMB56,023 per ton for the third quarter of 2011 to RMB42,872 (US$6,811.7) per ton for the fourth quarter of 2011.

The cost of revenues of the Company’s biodiesel business totaled RMB18.5 million (US$2.9 million) for the fourth quarter of 2011, representing a decrease of 24.5% from RMB24.5 million for the fourth quarter of 2010 and an increase of 164.6% from RMB7.0 million for the third quarter of 2011. Excluding the reversal of the provision for consumption tax, cost of revenues of the Company’s biodiesel business for the fourth quarter of 2011 decreased by 47.3% from the fourth quarter of 2010.

Cost of revenues of the Company’s biodiesel business included a reversal of provision for consumption tax of RMB10.6 million during the fourth quarter of 2010. The reversal of the provision for consumption tax was made as a result of the issuance of Caishui [2010] No. 118, Notice Regarding the Exemption from Consumption Tax on Pure Biodiesel Made from Waste Animal Fats or Vegetable Oils (“Caishui 118”) by the Ministry of Finance and the State Administration of Taxation of the PRC (“SAT”) which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China.

The decrease in cost of revenues of the Company’s biodiesel business on a year-to-year basis was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. This was partially offset by an increase in the overall average unit cost of used cooking oil, which increased by 16.7% from RMB3,981 per ton for the fourth quarter of 2010 to RMB4,647 (US$738.3) per ton in the fourth quarter of 2011. The increases in the cost of used cooking oil were caused by an increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by the upstream suppliers. The increase in cost of revenues of the Company’s biodiesel business on a sequential quarterly basis was primarily attributable to the provision for inventory of RMB11.3 million (US$1.8 million). This was partially offset by a decrease in the average unit cost of used cooking oil, which decreased by 7.8% from RMB5,039 per ton for the third quarter of 2011 to RMB4,647 (US$738.3) per ton in the fourth quarter of 2011.

Gross Profit (Loss)

The Company’s gross profit for the fourth quarter of 2011 totaled RMB30.8 million (US$4.9 million), compared to a gross profit of RMB18.3 million for the fourth quarter of 2010 and a gross profit of RMB3.8 million for the third quarter of 2011.

The Company’s gross profit for the fourth quarter of 2011 was composed of a gross profit of RMB45.5 million (US$7.2 million) from its recycled copper products business, representing a gross profit margin of 11.5%, which was partially offset by a gross loss of RMB14.7 million (US$2.3 million) from its biodiesel business, representing a gross loss margin of 388.3%.

The Company’s gross profit for the fourth quarter of 2010 was composed of a gross profit of RMB13.4 million from its recycled copper products business, representing a gross profit margin of 6.5%, and a gross profit of RMB4.9 million from its biodiesel business, representing a gross profit margin of 16.6%. Excluding the reversal of the provision for the consumption tax in 2010, the gross loss and gross loss margin of the Company’s biodiesel business would have been RMB5.7 million and 19.3% for the fourth quarter of 2010.

The Company’s gross profit for the third quarter of 2011 consisted of a gross profit of RMB9.1 million from its recycled copper products business, representing a gross profit margin of 1.9% and a gross loss of RMB5.2 million from its biodiesel business, representing a gross loss margin of 298.7%.

The improvement in gross profit margin of the Company’s recycled copper products business on both a year-to-year and sequential quarterly basis was mainly caused by a widening spread between the average selling price of recycled copper products and the average unit cost of raw materials. Furthermore, the Company has made a provision for inventory write-downs of RMB10.2 million for its recycled copper products business for the third quarter of 2011 as a result of the decrease in the average selling price in October 2011, such provision was utilized during the fourth quarter of 2011 and hence reduced the cost of revenues in the fourth quarter of 2011. On a year-to-year basis, the average unit costs of raw materials for recycled copper products business decreased by 11.7% while the average selling price of its recycled copper products decreased by 5.7%. On a sequential quarterly basis, the average unit costs of raw materials for recycled copper products business decreased by 23.5% while the average selling price of its recycled copper products decreased by 14.9%.

The deterioration in the gross margin of the Company’s biodiesel business on both a year-to-year and sequential quarterly basis was mainly due to a provision for inventory write-downs because higher fixed costs of manufacturing were used to calculate the quarter-end inventory balances as a result of a low utilization rate during the fourth quarter of 2011.

Research and Development Expenses

Research and development expenses totaled RMB0.1 million (less than US$0.1 million) in the fourth quarter of 2011, as compared to RMB0.9 million for the fourth quarter of 2010 and RMB0.1 million for the third quarter of 2011. The decrease on a year-to-year basis was mainly due to a decrease in depreciation expenses as a result of a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fourth quarter of 2011 totaled RMB29.9 million (US$4.8 million), as compared to RMB32.6 million for the fourth quarter of 2010 and RMB17.7 million for the third quarter of 2011.

The decrease on a year-to-year basis was mainly due to a drop in year-end bonus payments from RMB13.0 million for 2010 to RMB3.2 million (US$0.5 million) for 2011. The increase on a sequential quarterly basis was mainly due to an increase in staff costs and share-based compensation. Staff costs increased by RMB3.0 million on a sequential quarterly basis primarily as a result of the year-end bonuses totaling RMB3.2 million (US$0.5 million), made to all levels of the Company’s employees. The increase in share-based compensation by RMB3.4 million (US$0.5 million) on a year-to-year basis was mainly due to the recognition of RMB7.7 million (US$1.2 million) related to a fully-vested option granted on October 31, 2011 to the Company’s chairman to purchase up to 1,013 ordinary shares of Engen Investments Limited (“Engen”) which is 75% owned by the Company and is the holding company of the Company’s recycled copper products business.

Other Operating Expenses

Other operating expenses for the fourth quarter of 2011 amounted to RMB40.8 million (US$6.5 million), compared to RMB 14.0 million for the fourth quarter of 2010 and RMB 9.8 million for the third quarter of 2011. During the fourth quarter of 2011, other operating expenses mainly consisted of depreciation of buildings and machinery, other amortization and salary paid to factory workers of suspended plants, totaling RMB9.7 million (US$1.5 million), impairment loss of RMB28.2 million (US$4.5 million) on VAT recoverable and impairment loss of RMB2.9 million (US$0.5 million) on land use rights.

Other operating expenses for the fourth quarter of 2010 mainly consisted of depreciation of buildings and machinery, other amortization and salary to factory workers, totaling RMB8.4 million of those suspended plants, loss of writing off a long-term payment of RMB4.8 million as a result of terminating the supply contract in Indonesia and a provision for compensation of RMB0.8 million to a construction contractor of Shanghai Gushan in accordance with a court ruling. Other operating expenses amounted to RMB9.8 million for the third quarter of 2011, mainly consisting of depreciation of buildings and machinery and other amortization and salary paid to factory workers at suspended plants.

The increase in depreciation of buildings and machinery, other amortization and salary paid to factory workers of suspended plants on a year-to-year basis was mainly due to the suspension of Beijing Gushan and Hebei Gushan in 2011.

The Company recognized an impairment loss of RMB28.2 million (US$4.5 million) on VAT recoverable of certain subsidiaries of biodiesel business for the fourth quarter of 2011 as the Company did not expect the amount would be utilized in the near future under the current difficult operating environment. The Company also recognized an impairment loss of RMB2.9 million (US$0.5 million) on land use rights of Hebei Gushan and Chongqing Gushan for the fourth quarter of 2011, such loss represented the excess of the net book value of the land use rights over the fair value which was determined from recent market transaction prices of comparable lands in neighboring areas. No impairment losses on VAT recoverable and land use rights were recorded for the fourth quarter of 2010 and the third quarter of 2011.

Other Operating Income

Other operating income for the fourth quarter of 2011 amounted to Nil, compared to RMB5.2 million of the third quarter of 2011. Other operating income for the third quarter of 2011 represented compensation from the supplier of castor beans in Sichuan as a result of the cancellation of the supply contract of castor beans signed with Sichuan Gushan. Other operating income in the fourth quarter of 2010 amounted to RMB103.8 million, represented the reversal of provision for consumption tax.

Impairment loss on property, plant and equipment

As of December 31, 2011, the Company had continued the suspension of most of its production of biodiesel and biodiesel by-products due mainly to the continued shortage of raw materials. The Company considers that the possibility is remote that operating conditions will improve enough to enable it to resume the production of biodiesel and biodiesel by-products on a large scale basis in the near future.

As a result of such suspension, the Company recognized an impairment loss of RMB603.3 million (US$95.8 million) on certain property, plant and equipment in the fourth quarter of 2011. The impairment loss represented the excess of the carrying amount over the fair value of these assets. For the purpose of estimating the fair value, the Company utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital. This impairment loss was driven by a combination of a series of adverse changes in the operating environment, in particular, the continued shortage of raw materials due to local governments cracking down on certain alleged practices of vendors of used cooking oil which forced some of our suppliers to suspend operations in 2011. The Company did not recognize an impairment loss in the fourth quarter of 2010 or the third quarter of 2011 but it did recognize an impairment loss of RM951.0 million in the third quarter of 2010.

Impairment loss of goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is instead tested for impairment. Goodwill is reviewed for impairment annually at reporting unit level in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Company determines it has two reporting segments, which are the biodiesel business and recycled copper products business. All the goodwill arises from the acquisition of subsidiaries in the recycled copper products business. Fair value of the recycled copper products business is determined by using the fair value of the Company less the fair value of biodiesel business. The fair value of the Company as a whole, is determined using the quoted market price of the Company’s ADSs. If the carrying value of the recycled copper products business exceeds its fair value, step two is performed and an impairment loss is recognized accordingly.

The Company performs its quarterly impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. The Company recognized an impairment loss of RMB41.4 million (US$6.6 million) on goodwill for the fourth quarter of 2011 as described above. No impairment loss on goodwill was recorded for the fourth quarter of 2010 and the third quarter of 2011.

Change in Fair Value of Contingent Consideration Liabilities

In November 2010, the Company acquired an initial 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for up to 24 million of its newly issued ordinary shares which are subject to an earn-out arrangement whereby 6 million ordinary shares were delivered to the selling shareholder at the closing of the transactions, while the remaining 18 million ordinary shares were placed into escrow (“Jin Xin Contingent Consideration Shares”) to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three years ending December 31, 2012.

In August 2011, the Company acquired a 75% beneficial ownership interest in Xiangbei through a series of transactions in exchange for (i) RMB30 million in cash, (ii) up to 20 million newly issued ordinary shares of the Company, and (iii) up to a 14.17% interest in Engen Investment Limited, a direct, 75%-owned subsidiary of the Company, subject to adjustment pursuant to an earn-out arrangement. Items (ii) and (iii) above are collectively also referred to as “Xiangbei Contingent Consideration Shares”. The Xiangbei Contingent Consideration Shares are subject to an earn-out arrangement whereby up to 20 million ordinary shares of the Company and up to 14.17% new ordinary shares of Engen may be issued in stages upon the determination of Xiangbei’s net income under U.S. GAAP for the years ending December 31, 2011, 2012 and 2013.

Under U.S. GAAP, the Contingent Consideration Shares should be classified as a liability and stated at fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Contingent Consideration Shares at each reporting date would be recognized in our statement of operations. The Company recognized a decrease in fair value of RMB6.0 million (US$1.0 million) for the fourth quarter of 2011, compared to an increase in fair value of RMB2.9 million for the fourth quarter of 2010 and a decrease in fair value of RMB0.1 million for the third quarter of 2011.

The decreases in the fair value of the Contingent Consideration Shares in the third and fourth quarters of 2011 were mainly due to decreases in the market price of the Company’s ADSs, the change in discount rates in calculating the fair value of the liabilities and decreases in the valuation of Engen as a result of downward adjustments of the Company’s expectation about the financial prospects of its recycled copper products business. The increases in the fair value of Jin Xin Contingent Consideration Shares in the fourth quarter of 2010 were mainly due to an increase in the market price of the Company’s ADSs and a change in the discount rates in calculating the fair value of the liabilities.

Other Income (Expenses)

Other income (expenses) primarily consists of interest income, interest expenses, foreign currency exchange gain (loss), net and other income, net. Interest income for the fourth quarter of 2011 amounted to RMB47,000 (less than US$0.1 million). Interest expenses for the fourth quarter of 2011 amounted to RMB2.1 million (US$0.3 million) mainly incurred by Jin Xin in respect of short term loans and by Engen in respect of a loan from related parties. Foreign currency exchange gain for the fourth quarter of 2011 amounted to RMB0.5 million (US$0.1 million). Other income, net for the fourth quarter of 2011 included, among others, income from the Company’s depositary bank, a provision for business tax on intercompany advances among companies in China, VAT refunds and government subsidies. The increase in other income, net for the fourth quarter of 2011 was mainly caused by VAT refunds and government subsidy income totaling RMB19.2 million (US$3.1 million) received by Jin Xin and Xiangbei.

Income Tax Benefit (Expense)

Income tax benefit (expense) primarily consisted of corporate income tax (“CIT”), a provision for dividend withholding tax and other overseas withholding tax.

CIT for the fourth quarter of 2011 amounted to RMB14.7 million (US$2.3 million), as compared to RMB3.1 million for the fourth quarter of 2010 and RMB1.1 million for the third quarter of 2011.

According to the CIT law, which came into effect from January 1, 2008, and relevant regulations promulgated thereunder, PRC-resident enterprises are levied withholding tax at a rate of 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Mainland China/HKSAR DTA”) and Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. Pursuant to Circular 601, a beneficial owner under a tax treaty is not purely determined by its place of legal registration but also by other factors which depend on specific facts and circumstances, and significant judgment may be involved.

Although the Company intends to apply for the reduced dividend withholding tax rate of 5% in the future when dividends for earnings accumulated from January 1, 2008 by its PRC operating subsidiaries are wired out of China, the Company made a 10% provision on such undistributed earnings for such dividend withholding tax. If the local SATs approve a reduced dividend withholding tax rate of 5% when such dividends are actually wired out of China, any excess provision will be reversed in subsequent financial statements.

In respect of its biodiesel business, the Company reduced the provision for dividend withholding tax by RMB4.9 million (US$0.8 million) for the fourth quarter of 2011, made a provision of RMB2.7 million for the fourth quarter of 2010 and reduced the provision by RMB0.3 million for the third quarter of 2011. The decrease was due to the losses incurred in the biodiesel business.

In respect of its recycled copper products business, the Company made a provision for dividend withholding tax of RMB3.2 million (US$0.5 million), RMB1.1 million and RMB0.7 million for the fourth quarter of 2011, the fourth quarter of 2010 and the third quarter of 2011, respectively.

Other overseas withholding tax amounted to RMB0.3 million (less than US$0.1 million), RMB0.3 million and RMB0.3 million for the fourth quarter of 2011, the fourth quarter of 2010 and the third quarter of 2011, respectively.

Net Loss Attributable to the Company

Net loss attributable to the Company amounted to RMB683.1 million (US$108.5 million) for the fourth quarter of 2011, compared to a net profit of RMB61.4 million for the fourth quarter of 2010 and a net loss of RMB20.7 million for the third quarter of 2011.

Non-GAAP net loss attributable to the Company amounted to RMB8.7 million (US$1.4 million) for the fourth quarter of 2011, compared to RMB40.0 million for the fourth quarter of 2010 and RMB18.5 million for the third quarter of 2011.

Financial Results for the Full Year 2011

Revenues

The Company’s revenues amounted to RMB1,449.7 million (US$230.3 million) for 2011, representing an increase of 254.9% from RMB408.5 million for 2010. The revenues included revenue contribution of RMB1,396.4 million (US$221.9 million) from our recycled copper products business comprising revenue from third parties attributable to our two consolidated subsidiaries, Jin Xin and Xiangbei, of RMB1,211.9 million (US$192.6 million) and RMB184.5 million (US$29.3 million), respectively. The Company acquired controlling interests in and began consolidating the operating results of each of Jin Xin and Xiangbei in November 2010 and August 2011, respectively.

The Company’s revenue from its recycled copper products business totaled RMB1,396.4 million (US$221.9 million) for 2011, representing an increase of 581.0% from RMB205.1 million for 2010. The increase in revenue was mainly due to the increase of contribution from Jin Xin’s revenue by 490.9% from RMB205.1 million for 2010 to RMB1,211.9 million (US$192.6 million) for 2011, reflecting mainly an increase in sales volume of recycled copper products by 435.7% from 3,787 tons for 2010 to 20,288 tons for 2011 and an increase in sales of scrap materials and the contribution of Xiangbei’s revenues since its acquisition in August 2011, which amounted to RMB184.5 million (US$29.3 million), reflecting a sales volume of 2,866 tons of recycled copper products and sales of scrap materials. The average selling price of recycled copper products increased by 6.4% from RMB53,697 per ton for 2010 to RMB57,113 (US$9,074.3) per ton for 2011.

The Company’s revenue from its biodiesel business totaled RMB53.4 million (US$8.5 million) for 2011, representing a decrease of 73.8% from RMB203.4 million for 2010. The decline in revenues from the Company’s biodiesel business was due to a decrease in the sales volume of both biodiesel and biodiesel by-products. The sales volume of biodiesel amounted to 8,178 tons for 2011, representing a decrease of 80.7% from 42,391 tons for 2010. The decrease in sales volume was partly offset by an increase of the average selling price of biodiesel which increased by 27.5% from RMB4,505 per ton in 2010 to RMB5,742 (US$912.3) per ton for 2011. The sales volume of biodiesel by-products amounted to 1,464 tons for 2011, representing a decrease of 76.8% from 6,314 tons for 2010. The average selling price of biodiesel by-products was RMB2,589 (US$411.4) per ton for 2011, representing an increase of 31.3% from RMB1,972 per ton for 2010.

The decrease in the sales volume of both biodiesel and biodiesel by-products were attributable to continued suspension of production at most of the Company’s biodiesel plants primarily due to the continued shortage of raw materials due to local governments cracking down on certain alleged practices of vendors of used cooking oil that forced some of our suppliers to suspend operations and a slowing PRC economy. The Company does not expect to resume production at its biodiesel plants on a large scale basis in the near future.

Cost of Revenues

Cost of revenues for 2011 totaled RMB1,404.9 million (US$223.3 million), representing an increase of 191.5% from RMB481.9 million for 2010. The increase was mainly due to cost of revenues of RMB1,321.4 million (US$210.0 million) from the Company’s recycled copper products business, representing an increase of 589.3% from RMB191.7 million for 2010. The increase was mainly due to an increase in the sale volume by 511.4% from 3,787 tons for 2010 to 23,154 tons for 2011. The unit cost of raw materials increased by 8.5% from RMB48,544 per ton for 2010 to RMB52,671 (US$8,368.6) per ton for 2011.

The cost of revenues of the Company’s biodiesel business totaled RMB83.5 million (US$13.3 million) for 2011, representing a decrease of 71.2% from RMB290.1 million for 2010. The decrease in cost of revenues was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 24.0% from RMB3,573 per ton for 2010 to RMB4,431 (US$704.0) per ton in 2011. The increases in the cost of vegetable oil offal and used cooking oil were caused by the increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gross Profit (Loss)

The Company’s gross profit for 2011 totaled RMB44.8 million (US$7.1 million), compared to a gross loss of RMB73.4 million for 2010. The Company’s gross profit consisted of a gross profit of RMB75.0 million (US$11.9 million) from its recycled copper products business, representing a gross profit margin of 5.4%, and a gross loss of RMB30.1 million (US$4.8 million) from its biodiesel business, representing a gross loss margin of 56.5%.

The gross profit margin of the Company’s recycled copper products business was 5.4% for 2011, compared to a gross profit margin of 6.5% for 2010. The deterioration of the gross margin in the Company’s recycled copper products business was mainly due to a narrowing spread between the average selling price of recycled copper products and the average unit cost of raw materials. The average unit cost of raw materials used in the production of recycled copper products, including copper rods, copper wires, copper granules and copper plates increased by 8.5%, while the average selling prices of its copper products increased by 6.4% during the same period, resulting in a deterioration of profit margin which, however, was partly offset by the profit margin derived from an increase in the proportion of sales of scrap and raw materials and processing income, all of which commends a higher profit margin than recycled copper products.

The gross loss margin of the Company’s biodiesel business was 56.5% for 2011, compared to a gross loss margin of 42.6% for 2010. The deterioration of the gross margin in the Company’s biodiesel business was mainly due to a provision for inventory write-downs of RMB15.7 million (US$2.5 million) for its biodiesel business for 2011. Such provision amounted to RMB1.9 million for 2010. The average unit costs of the Company’s raw materials increased by 24.0%, while the average selling prices of its biodiesel increased by 27.5% during the same period, but the manufacturing costs per ton of output increased significantly as the utilization rate further decreased in 2011.

Research and Development Expenses

Research and development expenses totaled RMB0.5 million (US$0.1 million) in 2011, representing a decrease from RMB3.9 million for 2010. The decrease was mainly due to the suspension of R&D activities and a decrease in depreciation expenses as a result of a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2011 totaled RMB81.7 million (US$12.9 million), representing a decrease from RMB84.5 million for 2010. This decrease was primarily due to a decrease in share-based compensation by RMB4.8 million (US$0.8 million) as the Company recognized the unamortized expenses on certain share options upon the cancellation of such share options in 2010. Such decrease was offset by the recognition of RMB4.9 million (US$0.8 million) related to the options granted on January 11, 2011 to 17 individuals, including 1,000,000 ordinary shares to eight employees of our biodiesel business and 3,000,000 ordinary shares to nine employees of Jin Xin, and the recognition of RMB7.7 million (US$1.2 million) related to a fully-vested option granted on October 31, 2011 to the Company’s chairman to purchase up to 1,013 ordinary shares of Engen which is 75% owned by the Company and is the holding company of the Company’s recycled copper products business.

Other Operating Expenses

Other operating expenses for 2011 amounted to RMB68.3 million (US$10.8 million), representing a decrease from RMB70.7 million for 2010. Other operating expenses for 2011 mainly consisted of depreciation of buildings and machinery and other amortization and salary paid to factory workers of suspended plants, totaling RMB37.2 million (US$5.8 million), an impairment loss of RMB28.2 million (US$4.5 million) on VAT recoverable and an impairment loss of RMB2.9 million (US$0.5 million) on land use rights. The other operating expenses for 2010 amounted to RMB70.7 million, mainly consisted of depreciation of buildings and machinery, other amortization and salary to factory workers, totaling RMB64.4 million during the periods in which certain plants suspended production, loss of writing off a long-term payment of RMB4.8 million as a result of terminating the supply contract in Indonesia and a provision for compensation of RMB1.5 million to a construction contractor of Shanghai Gushan in accordance with a court ruling.

The decrease in other operating expenses was mainly due to a decrease in depreciation expenses as a result of a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010.

The Company recognized an impairment loss of RMB28.2 million (US$4.5 million) on VAT recoverable of certain subsidiaries of biodiesel business in 2011 as the Company did not expect the amount would be utilized in the near future under the current difficult operating environment. The Company also recognized an impairment loss of RMB2.9 million (US$0.5 million) on land use rights of Hebei Gushan and Chongqing Gushan in 2011, such loss represented the excess of the net book value of the land use rights over the fair value which was determined from recent market transaction prices of comparable lands in neighboring areas. No impairment losses on VAT recoverable and land use rights were recorded in 2010.

Other Operating Income

Other operating income for 2011 amounted to RMB 5.2 million (US$0.8 million) which represented compensation from the supplier of castor beans in Sichuan as a result of its cancellation of the supply contract of castor beans signed with Sichuan Gushan. Other operating income in 2010 amounted to RMB103.8 million, represented the reversal of provision for consumption tax.

Impairment Loss on Property, Plant and Equipment

As of December 31, 2011, the Company had suspended most of its production of biodiesel and biodiesel by-products due to the continued shortage of raw materials. The Company considers that the possibility is remote that current operating conditions will improve enough to enable it to resume the production of biodiesel and biodiesel by-products on a large scale basis in the near future.

The Company recognized impairment losses of RMB603.3 million (US$95.8 million) on certain property, plant and equipment in 2011. The impairment loss represented the excess of the carrying amount over the fair value of these assets. For the purpose of estimating the fair value, the Company utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital. In the fourth quarter of 2011, the recognition of the impairment loss of RMB603.3 million (US$95.8 million) for the Company’s biodiesel plants was driven by a combination of a series of adverse changes in the operating environment, in particular, the continued shortage of raw materials due to local governments cracking down on certain alleged practices of vendors of used cooking oil which forced some of our suppliers to suspend operations in 2011.

The Company recognized an impairment loss of RMB992.6 million on certain property, plant and equipment in the third quarter of 2010. The recognition of an impairment loss of RMB951.0 million for the facilities of Fujian Gushan, Hebei Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass was driven by a combination of a series of adverse changes in the operating environment, in particular, the then unresolved consumption tax issue and the increase in costs of raw materials over the previous few quarters. As previously announced, Sichuan Gushan relocated the production lines of its old plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million on its property, plant and equipment in the second quarter of 2010.

Impairment loss of goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is instead tested for impairment. Goodwill is reviewed for impairment annually at reporting unit level in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Company determines it has two reporting segments, which are the biodiesel business and recycled copper products business. All the goodwill arises from the acquisition of subsidiaries in the recycled copper products business. Fair value of the recycled copper products business is determined by using the fair value of the Company less the fair value of biodiesel business. The fair value of the Company as a whole, is determined using the quoted market price of the Company’s ADSs. If the carrying value the recycled copper products business exceeds its carrying value, step two is performed and an impairment loss is recorded accordingly.

The Company performs its quarterly impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. The Company recognized an impairment loss of RMB41.4 million (US$6.6 million) on goodwill for 2011 as described above. No impairment loss on goodwill was recorded in 2010.

Loss on Disposal of Property, Plant and Equipment

The Company’s loss on disposal of property, plant and equipment for 2011 was RMB20,000 (less than US$0.1 million), as compared to RMB3.3 million in 2010. The disposal and relocation of Sichuan Gushan’s property, plant and equipment was completed as of December 31, 2010. The loss on disposal of property, plant and equipment mainly in 2010 represented certain additional machinery and equipment that was scrapped during the fourth quarter of 2010 and relocation expenses, net of proceeds from selling scraps and a compensation of RMB37.0 million received from the San Tai ECB. The remaining RMB1.8 million compensation receivable from San Tai ECB will be recognized in future income statements on a cash basis.

Change in Fair Value of Contingent Consideration Liabilities

In November 2010, the Company acquired an initial 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for up to 24 million of its newly issued ordinary shares which are subject to an earn-out arrangement whereby 6 million ordinary shares were delivered to the selling shareholder at the closing of the transactions, while the remaining 18 million ordinary shares were placed into escrow (“Jin Xin Contingent Consideration Shares”) to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three years ending December 31, 2012.

In August 2011, the Company acquired a 75% beneficial ownership interest in Xiangbei through a series of transactions in exchange for (i) RMB30 million in cash, (ii) up to 20 million newly issued ordinary shares of the Company, and (iii) up to a 14.17% interest in Engen Investment Limited, a direct, 75%-owned subsidiary of the Company, subject to adjustment pursuant to an earn-out arrangement. Items (ii) and (iii) above are collectively also referred to as “Xiangbei Contingent Consideration Shares”. The Xiangbei Contingent Consideration Shares are subject to an earn-out arrangement whereby up to 20 million ordinary shares of the Company and up to 14.17% new ordinary shares of Engen may be issued in stages upon the determination of Xiangbei’s net income under U.S. GAAP for the years ending/ended December 31, 2011, 2012 and 2013.

Under U.S. GAAP, the Contingent Consideration Shares should be classified as a liability and stated at fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Contingent Consideration Shares at each reporting date would be recognized in our statement of operations.

The Company recognized a decrease in fair value of RMB10.4 million (US$1.6 million) for 2011 and an increase in fair value of RMB2.9 million in 2010. The decreases in the fair value of the Contingent Consideration Shares in 2011 were mainly due to decreases in the market price of the Company’s ADSs, the change in discount rates in calculating the fair value of the liabilities and decreases in the valuation of Engen as a result of downward adjustments of the Company’s expectation about the financial prospects of its recycled copper products business. The increases in the fair value of Jin Xin Contingent Consideration Shares in 2010 were mainly due to an increase in the market price of the Company’s ADSs and a change in the discount rates in calculating the fair value of the liabilities.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expenses, foreign currency exchange gain (loss) and other income, net. Interest income for 2011 amounted to RMB0.4 million (less than US$0.1 million) as compared to RMB1.4 million in 2010. Interest expenses amounted to RMB7.5 million (US$1.2 million) mainly incurred by Jin Xin in respect of short term loans and by Engen in respect of a loan from related parties, as compared to RMB0.7 million in 2010. Foreign currency exchange gains amounted to RMB0.2 million (less than US$0.1 million) as compared to an exchange loss of RMB0.2 million in 2010.

Other income, net for 2011 amounted to RMB23.2 million (US$3.7 million) and included, among others, income from the Company’s depositary bank, a provision for business tax on intercompany advances among companies in China, VAT refunds and government subsidies. The increase in other income, net in 2011 was mainly caused by VAT refunds and government subsidy income totaling RMB24.2 million (US$3.8 million) received by Jin Xin and Xiangbei.

Income Tax Benefit (Expense)

Income tax expense primarily consisted of CIT, a provision for dividend withholding tax and other withholding tax during the current and comparative periods.

CIT for 2011 amounted to RMB18.1 million (US$2.9 million), compared to RMB3.5 million for 2010. The increase in CIT was mainly due to an increase in the taxable profit derived from the Company’s recycled copper products business.

In respect of its biodiesel business, the Company reduced the provision for dividend withholding tax by RMB6.1 million (US$1.0 million) for 2011, as compared to reduce by RMB23.6 million in 2010. The decrease was due to the losses incurred in the biodiesel business.

In respect of its recycled copper products business, the Company made a provision for dividend withholding tax of RMB5.0 million (US$0.8 million) for 2011, as compared to RMB1.1 million in 2010. The increase was due to the increase in profits made by Jin Xin and the profit made by Xiangbei since the acquisition in August 2011.

Other overseas withholding tax amounted to RMB1.1 million (US$0.2 million) for 2011, as compared to RMB1.2 million for 2010.

Net Loss Attributable to the Company

Net loss attributable to the Company amounted to RMB747.7 million (US$118.8 million) for 2011, compared to a net loss of RMB1,109.0 million for 2010. Non-GAAP net loss attributable to the Company amounted to RMB70.0 million (US$11.1 million) for 2011, compared to a non-GAAP net loss of RMB212.0 million for 2010.

Financial Condition

As of December 31, 2011, the Company had working capital of RMB108.0 million (US$17.1 million), reflecting total current assets of RMB519.9 million (US$82.6 million) and total current liabilities of RMB411.9 million (US$65.5 million). Of the total current assets, the Company had RMB65.5 million (US$10.4 million) in cash, represented by RMB34.7 million and US$4,000 deposited in licensed commercial banks in China and HK$0.8 million and US$4.8 million deposited in licensed commercial banks in Hong Kong.

Recent Events

Receipt of non-binding proposal to acquire all of the outstanding ordinary shares of the Company

On February 24, 2012, the Company received a preliminary non-binding proposal letter from Mr. Jianqiu Yu, Chairman and Principal Executive Officer of Gushan, to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Jianqiu Yu (the “Buyer”), for US$1.599 per ADS or US$0.1599 per ordinary share in cash. As of February 24, 2012, the Buyer controlled approximately 34.8% of the outstanding shares of the Company. The Company’s Board of Directors formed a special committee of independent directors (the “Special Committee”) consisting of Messrs. Denny Ting Bun Lee, Kang Nam Chu and Dongming Zhang to consider the proposed transaction. On March 9, 2012, the Special Committee retained PiperJaffray as its financial advisor, Akin Gump Strauss Hauer & Feld LLP as its United States legal counsel, and Walkers Global as its Cayman Islands legal counsel to assist it in its work. As of the date of this press release, the Special Committee is continuing its evaluation of the proposed transaction.

Acquisition of Guangzhou Taiyue Communications Cable Co. Ltd.

As previously disclosed, on November 3, 2011, the Company entered into definitive agreements to acquire a controlling interest in Guangzhou Taiyue Communications Cable Co. Ltd. (“Taiyue”), a PRC-based company that is currently engaged in the manufacture and sale of copper cable for applications that include communication and personal computing. The consummation of the acquisition is subject to the satisfaction of, among others, customary closing conditions, including obtaining approvals from relevant PRC governmental authorities. No assurance can be given that this transaction will be consummated.

Business Outlook for Fiscal Year 2012

During the fourth quarter of 2011, the Company’s average biodiesel selling prices remained relatively stable over the previous quarter. However, as China and the world economy begin to slow down this year, demand for diesel in China is expected to soften and as a result biodiesel selling prices are expected to follow this trend. The easing of the inflationary pressures in China which started in the third quarter of 2011 has continued to the fourth quarter of 2011 which resulted in a drop in the Company’s raw material input costs. As China’s economy continues to slow down, inflationary pressures in China are expected to continue to ease and the Company’s raw material input costs for its biodiesel business should continue to fall. The local governments’ clamp down on collectors of used cooking oil to prevent them from allegedly selling used cooking oil to processors who illegally process and resell the used cooking oil as virgin edible oil for public consumption has continued to date and has resulted in the continued suspension of operations of many collectors of used cooking oil, which include many of our suppliers. Consequently, the Company’s input raw materials for its biodiesel have continued to be in short supply. Although we continue to believe that when this shortage of raw materials ends, the Company will be a beneficiary as the Company’s biodiesel business represents a legitimate channel for the proper processing of used cooking oil, it is still uncertain when this will occur. The Company will continue to closely monitor the availability of raw materials situation and will evaluate the appropriateness of increasing biodiesel production levels only if its plants are able to operate on a positive cash flow basis.

Meanwhile, the Company’s recycled copper products business continued to contribute positively to the Company’s overall financial performance and this trend is expected to continue although the slowing down of China’s economy is expected to have a negative impact on this business. The Company will continue to explore the possibility of acquiring more businesses in the recycled copper products industry that will complement its existing businesses and strengthen its overall recycled copper products business portfolio.

Unaudited Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this announcement have been prepared by management using U.S. GAAP. These unaudited financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2010 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of December 31, 2011, which was RMB6.2939 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its fourth quarter of 2011 earnings conference call at 8:30am U.S. Eastern Time (8:30pm Beijing / Hong Kong Time) on April 27, 2012.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1 718 354 1231

US Toll Number: (for international callers)	186 651 94004

Hong Kong Toll Number	852 2475 0994

Hong Kong Toll Free Number	800 930 346

China Toll Free Number	400 620 8038

UK Toll Free Number	800 819 0121

UK Toll Number (for international callers)	080 823 46646

Conference ID:	75343235

A replay of the call will be available on the same day at 11:30 a.m. U.S. Eastern Time (or 12:30 p.m. Hong Kong Time) until May 4, 2012 and may be accessed by phone at the following numbers.

US Toll Free Number:	1 718 354 1232

US Toll Number: (for international callers)	186 6214 5335

Conference ID:	75343235

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Gushan’s Sichuan production facility is currently in operation. Gushan also operates a copper products business in China which manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, the copper products business has two plants, with a daily production capacity of approximately 210 tons of recycled copper products.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net loss excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, impairment loss of goodwill, Impairment loss of land use rights, Impairment loss of VAT recoverable, change in fair value of contingent consideration liabilities (the portion to be borne by the Company), reversal of provision for consumption tax and the tax effect thereof (“non-GAAP net loss”), basic and diluted net loss per ADS excluding share-based compensation, impairment loss of property, plant and equipment, impairment loss of goodwill, impairment loss of land use rights, impairment loss of VAT recoverable, change in fair value of contingent consideration liabilities (the portion to be borne by the Company), reversal of provision for consumption tax and the tax effect thereof (“basic and diluted non-GAAP net loss per ADS”). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, impairment loss of goodwill, impairment loss of land use rights, impairment loss of VAT recoverable, change in fair value of contingent consideration liabilities (the portion to be borne by the Company), reversal of provision for consumption tax and the tax effect thereof that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss and basic and diluted non-GAAP net loss per ADS is that these non-GAAP measures exclude share-based compensation, impairment loss and loss on disposal of property, plant and equipment, impairment loss of goodwill, impairment loss of land use rights, impairment loss of VAT recoverable, change in fair value of contingent consideration liabilities (the portion to be borne by the Company), reversal of provision for consumption tax and the tax effect thereof, that have been and may continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data, per ADS data and number of shares)

	Three Months Ended
	December 31, 2010	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	US$
Revenues	234,510	475,264	399,624	63,494
Cost of revenues	(216,255)	(471,441)	(368,798)	(58,596)

Gross profits	18,255	3,823	30,826	4,898

Research and development	(870)	(103)	(119)	(19)
Selling, general and administrative	(32,609)	(17,699)	(29,939)	(4,757)
Other operating expenses	(13,971)	(9,762)	(40,773)	(6,479)
Impairment loss of property, plant and equipment	—	—	(603,266)	(95,849)
Impairment loss of goodwill	—	—	(41,440)	(6,584)
Loss on disposal of property, plant and equipment	(3,303)	(7)	(13)	(2)
Change in fair value of contingent consideration liabilities	(2,868)	125	6,031	958

Total operating expenses	(53,621)	(27,446)	(709,519)	(112,732)

Other operating income	103,780	5,214	—	—

Profit (loss) from operations	68,414	(18,409)	(678,693)	(107,834)

Other income (expense):
Interest income	320	12	47	7
Interest expense	(720)	(2,512)	(2,141)	(340)
Foreign currency exchange gain (loss), net	(21)	(3)	510	81
Other income, net	3,304	2,177	19,245	3,058

Profit (loss) before income tax	71,297	(18,735)	(661,032)	(105,028)
Income tax expense	(7,170)	(1,753)	(13,279)	(2,110)

Net profit (loss)	64,127	(20,488)	(674,311)	(107,138)
Less: Net income attributable to non-controlling interest	(2,750)	(166)	(8,829)	(1,403)

Net profit (loss) attributable to the Company	61,377	(20,654)	(683,140)	(108,541)

Net profit (loss) per ordinary share attributable to the Company
- Basic	0.38	(0.12)	(4.05)	(0.64)
- Diluted	0.38	(0.12)	(4.05)	(0.64)
Net profit (loss) per ADS attributable to the Company
- Basic	3.75	(1.22)	(40.50)	(6.43)
- Diluted	3.75	(1.22)	(40.50)	(6.43)
Weighted average ordinary shares outstanding
- Basic	163,670,623	168,686,743	168,686,743	168,686,743
- Diluted	163,670,623	168,686,743	168,686,743	168,686,743
Weighted average ADS outstanding
- Basic	16,367,062	16,868,674	16,868,674	16,868,674
- Diluted	16,367,062	16,868,674	16,868,674	16,868,674
Share-based compensation expense included in:-
Cost of revenues	135	62	60	10
Research and development expenses	36	(20)	4	1
Selling, general and administrative expenses	6,189	2,229	9,556	1,517
Reversal of provision for consumption tax of biodiesel included in:-
Cost of revenues	10,588	—	—	—
Other operating income	103,780	—	—	—

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data, per ADS data and number of shares)

	Year Ended
	December 31, 2010	December 31, 2011
	RMB	RMB	US$
Revenues	408,498	1,449,734	230,340
Cost of revenues	(481,857)	(1,404,926)	(223,220)

Gross profit (loss)	(73,359)	44,808	7,120

Research and development	(3,899)	(518)	(82)
Selling, general and administrative	(84,493)	(81,745)	(12,988)
Other operating expenses	(70,661)	(68,251)	(10,845)
Impairment loss of property, plant and equipment	(992,620)	(603,266)	(95,849)
Impairment loss of goodwill	—	(41,440)	(6,584)
Loss on disposal of property, plant and equipment	(3,306)	(20)	(3)
Change in fair value of contingent consideration liabilities	(2,868)	10,361	1,646

Total operating expenses	(1,157,847)	(784,879)	(124,705)

Other operating income	103,780	5,214	828

Loss from operations	(1,127,426)	(734,857)	(116,757)

Other income (expense):
Interest income	1,432	417	66
Interest expense	(720)	(7,516)	(1,194)
Foreign currency exchange gain (loss), net	(159)	175	28
Other income, net	2,862	23,241	3,693

Loss before income tax	(1,124,011)	(718,540)	(114,164)
Income tax benefit (expense)	17,746	(18,083)	(2,873)

Net loss	(1,106,265)	(736,623)	(117,037)
Less: Net income attributable to non-controlling interest	(2,750)	(11,058)	(1,757)

Net loss attributable to the Company	(1,109,015)	(747,681)	(118,794)

Net loss per ordinary share attributable to the Company
- Basic	(6.68)	(4.48)	(0.71)
- Diluted	(6.68)	(4.48)	(0.71)
Net loss per ADS attributable to the Company
- Basic	(66.79)	(44.75)	(7.11)
- Diluted	(66.79)	(44.75)	(7.11)
Weighted average ordinary shares outstanding
- Basic	166,035,117	167,092,222	167,092,222
- Diluted	166,035,117	167,092,222	167,092,222
Weighted average ADS outstanding
- Basic	16,603,512	16,709,222	16,709,222
- Diluted	16,603,512	16,709,222	16,709,222
Share-based compensation expense included in:-
Cost of revenues	549	261	41
Research and development expenses	120	10	2
Selling, general and administrative expenses	21,762	16,997	2,701
Reversal of provision for consumption tax of biodiesel included in:-
Other operating income	103,780	—	—

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED SEGMENT INFORMATION

(Amounts expressed in thousands)

	Three Months Ended
	December 31, 2010	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	US$

Revenues:
Biodiesel business	29,451	1,754	3,790	602
Recycled copper products business	205,059	473,510	395,834	62,892

	234,510	475,264	399,624	63,494

Cost of revenues:
Biodiesel business	(24,558)	(6,994)	(18,507)	(2,940)
Recycled copper products business	(191,697)	(464,447)	(350,291)	(55,656)

	(216,255)	(471,441)	(368,798)	(58,596)

Gross profit (loss):
Biodiesel business	4,893	(5,240)	(14,717)	(2,338)
Recycled copper products business	13,362	9,063	45,543	7,236

	18,255	3,823	30,826	4,898

Gross profit (loss) margin:
Biodiesel business	16.6%	(298.7%)	(388.3%)	(388.3%)
Recycled copper products business	6.5%	1.9%	11.5%	11.5%

	7.8%	0.8%	7.7%	7.7%

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED SEGMENT INFORMATION

(Amounts expressed in thousands)

	Year Ended
	December 31, 2010	December 31, 2011
	RMB	RMB	US$

Revenues:
Biodiesel business	203,439	53,359	8,478
Recycled copper products business	205,059	1,396,375	221,862

	408,498	1,449,734	230,340

Cost of revenues:
Biodiesel business	(290,160)	(83,502)	(13,267)
Recycled copper products business	(191,697)	(1,321,424)	(209,953)

	(481,857)	(1,404,926)	(223,220)

Gross profit (loss):
Biodiesel business	(86,721)	(30,143)	(4,789)
Recycled copper products business	13,362	74,951	11,909

	(73,359)	44,808	7,120

Gross profit (loss) margin:
Biodiesel business	(42.6%)	(56.5%)	(56.5%)
Recycled copper products business	6.5%	5.4%	5.4%

	(18.0%)	3.1%	3.1%

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2010	December 31, 2011
	RMB	RMB	US$

ASSETS
Current assets:
Cash	272,822	65,519	10,410
Accounts receivable	48,639	215,772	34,283
Bills receivable	9,550	10,932	1,737
Inventories	176,023	155,008	24,628
Prepaid expenses and other current assets	53,706	65,545	10,414
Amounts due from related parties	—	4,466	710
Income tax receivable	674	674	107
Deferred tax assets	2,439	2,019	321

Total current assets	563,853	519,935	82,610

Property, plant and equipment, net	663,946	96,929	15,400
Land use rights	87,568	86,527	13,748
Deferred tax assets	4,609	3,294	523
Goodwill	18,674	—	—

Total assets	1,338,650	706,685	112,281

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	60,000	110,000	17,477
Accounts payable	79,163	98,347	15,626
Accounts payable for property, plant and equipment	47,153	65,228	10,364
Accrued expenses and other payables	61,074	60,501	9,613
Amounts due to related parties	30,709	66,243	10,525
Income tax payable	10,075	11,614	1,845

Total current liabilities	288,174	411,933	65,450

Deferred tax liabilities	9,766	11,285	1,793
Income tax payable	9,762	10,547	1,676
Contingent consideration liabilities, excluding current portion	13,585	10,261	1,630
Deferred rebate income, excluding current portion	15,450	11,040	1,754

Total liabilities	336,737	455,066	72,303

Shareholders’ equity:
Ordinary shares	2	2	—
Additional paid-in capital	1,547,035	1,541,838	244,973
Treasury stock	(32,972)	(32,972)	(5,239)
Accumulated other comprehensive loss	(59,159)	(63,569)	(10,099)
Accumulated deficit	(469,758)	(1,217,439)	(193,432)

Total equity attributable to the Company	985,148	227,860	36,203

Non-controlling interest	16,765	23,759	3,775

Total shareholders’ equity	1,001,913	251,619	39,978

Total liabilities and shareholders’ equity	1,338,650	706,685	112,281

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	December 31, 2010	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	US$

Cash flows from operating activities
Net profit (loss)	64,127	(20,488)	(674,311)	(107,138)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	6,360	2,271	9,620	1,528
Depreciation	9,196	18,552	18,761	2,981
Land use right expense	378	403	415	66
Loss on disposal of property, plant and equipment	3,303	7	13	2
Impairment loss of property, plant and equipment	—	—	603,266	95,849
Impairment loss of goodwill	—	—	41,440	6,584
Impairment loss of land use rights	—	—	2,925	465
Impairment loss of VAT recoverable	—	—	28,220	4,484
Change in fair value of contingent consideration liabilities	2,868	(125)	(6,031)	(958)
Foreign currency exchange (gain) loss, net	21	3	(510)	(81)
Deferred tax expense (benefit)	3,314	621	(839)	(133)
Inventory write-downs (reversal of write-downs)	(3,558)	14,729	1,096	174
Provision for doubtful debts	33	—	—	—
Loss from copper futures contracts	—	1,110	—	—
Change in assets and liabilities
Accounts receivable	14,767	(8,715)	(62,789)	(9,976)
Bills receivable	(9,550)	(62)	(10,870)	(1,727)
Inventories	(107,215)	(17,060)	(30,868)	(4,904)
Prepaid expenses and other current assets	(16,511)	3,915	(36,249)	(5,759)
Income tax receivable	1,047
Accounts payable	71,882	(20,590)	73,067	11,609
Accrued expenses and other payables	8,363	3,922	8,333	1,324
Income taxes payable	4,531	343	10,398	1,652
Reversal of provision for consumption tax	(114,368)	—	—	—
Other non-current liabilities	(973)	(933)	(925)	(147)
Other assets	6,285	1,105	—	—

Net cash used in operating activities	(55,700)	(20,992)	(25,838)	(4,105)

Cash flows from investing activities
Purchase of property, plant and equipment	(83,524)	(15,289)	(2,831)	(450)
Temporary receipt from government in relation to relocation of property, plant and equipment	859	—	—	—
Acquisition of subsidiary, net of cash acquired	2,874	(27,549)	—	—
Pledged deposit for copper future contracts	—	8,480	9	1

Net cash used in investing activities	(79,791)	(34,358)	(2,822)	(449)

Cash flows from financing activities
Purchase of treasury stock	(32,972)	—	—	—
Repayment of bank loans	—	(10,000)	(30,000)	(4,767)
Proceeds from new bank loans	10,000	40,000	30,000	4,767
Repayments of advance from related parties	(3,291)	(3,113)	(16,660)	(2,647)
Proceeds of advance from related parties	—	2,015	22,916	3,641

Net cash provided by (used in) financing activities	(26,263)	28,902	6,256	994

Effect of foreign exchange rate changes on cash	(4,259)	(1,213)	(154)	(24)

Decrease in cash	(166,013)	(27,661)	(22,558)	(3,584)
Cash at beginning of period	438,835	115,738	88,077	13,994

Cash at end of period	272,822	88,077	65,519	10,410

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Year Ended
	December 31, 2010	December 31, 2011
	RMB	RMB	US$

Cash flows from operating activities
Net loss	(1,106,265)	(736,623)	(117,037)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share based compensation	22,431	17,268	2,744
Depreciation	116,190	59,218	9,409
Land use right expense	1,477	1,591	253
Loss on disposal of property, plant and equipment	3,306	20	3
Impairment loss of property, plant and equipment	992,620	603,266	95,849
Impairment loss of goodwill	—	41,440	6,584
Impairment loss of land use rights	—	2,925	465
Impairment loss of VAT recoverable	—	28,220	4,484
Change in fair value of contingent consideration liabilities	2,868	(10,361)	(1,646)
Foreign currency exchange (gain) loss, net	159	(175)	(28)
Deferred tax expense	(22,067)	541	86
Inventory write-downs	1,887	15,659	2,488
Provision for doubtful debts	47	—	—
Change in assets and liabilities
Accounts receivable	16,329	(131,657)	(20,918)
Bills receivable	(9,550)	(1,382)	(220)
Inventories	(108,916)	19,830	3,151
Prepaid expenses and other current assets	(23,631)	(53,772)	(8,545)
Income tax receivable	2,433	—	—
Accounts payable	72,636	2,585	411
Accrued expenses and other payables	2,739	1,813	288
Income taxes payable	1,988	1,454	230
Reversal of provision for consumption tax	(103,780)	—	—
Other non-current liabilities	(3,955)	(3,766)	(598)
Other assets	10,824	5,140	817

Net cash used in operating activities	(130,230)	(136,766)	(21,730)

Cash flows from investing activities
Purchase of property, plant and equipment	(169,761)	(51,294)	(8,150)
Payments for land use rights	(598)	—	—
Temporary receipt from government in relation to relocation of property, plant and equipment	36,859	—	—

Acquisition of a subsidiary (net of cash RMB3,032 acquired)	2,874	—	—
Acquisition of additional 8% beneficial ownership interests in a subsidiary	—	(42,701)	(6,785)
Acquisition of a subsidiary (net of cash RMB7,051 acquired)	—	(27,549)	(4,377)

Net cash used in investing activities	(130,626)	(121,544)	(19,312)

Cash flows from financing activities
Purchase of treasury stock	(32,972)	—	—
Repayment of bank loans	—	(70,000)	(11,122)
Proceeds from new banks loans	10,000	120,000	19,066
Repayment of advance from related parties	(3,291)	(70,482)	(11,198)
Proceeds from advance from related parties	—	76,339	12,129

Net cash provided by (used in) financing activities	(26,263)	55,857	8,875

Effect of foreign exchange rate changes on cash	(11,247)	(4,850)	(770)

Decrease in cash	(298,366)	(207,303)	(32,937)
Cash at beginning of year	571,188	272,822	43,347

Cash at end of year	272,822	65,519	10,410

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per ADS data)

	Three Months Ended
	December 31, 2010	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	US$

GAAP net profit (loss) attributable to the Company	61,377	(20,654)	(683,140)	(108,541)
Share-based compensation	6,360	2,271	9,620	1,528
Impairment loss of property, plant and equipment	—	—	603,266	95,849
Impairment loss of goodwill	—	—	41,440	6,584
Impairment loss of land use rights	—	—	2,925	465
Impairment loss of VAT recoverable	—	—	28,220	4,484
Loss on disposal of property, plant and equipment	3,303	7	13	2
Change in fair value of contingent consideration liabilities (the portion to be borne by the Company)	2,868	(171)	(4,913)	(781)
Reversal of provision for consumption tax	(114,368)	—	—	—
Income tax effect of reconciliation items	500	—	(6,120)	(972)

Non-GAAP net loss attributable to the Company	(39,960)	(18,547)	(8,689)	(1,382)

GAAP net profit (loss) attributable to the Company per ADS – Basic	3.75	(1.22)	(40.50)	(6.43)
Share-based compensation	0.39	0.13	0.57	0.09
Impairment loss of property, plant and equipment	—	—	35.76	5.68
Impairment loss of goodwill	—	—	2.46	0.39
Impairment loss of land use rights	—	—	0.17	0.03
Impairment loss of VAT recoverable	—	—	1.67	0.27
Loss on disposal of property, plant and equipment	0.20	—	—	—
Change in fair value of contingent consideration liabilities (the portion to be borne by the Company)	0.18	(0.01)	(0.29)	(0.05)
Reversal of provision for consumption tax	(6.99)	—	—	—
Income tax effect of reconciliation items	0.03	—	(0.36)	(0.06)

Non-GAAP net loss attributable to the Company per ADS – Basic	(2.44)	(1.10)	(0.52)	(0.08)

GAAP net profit (loss) attributable to the Company per ADS – Diluted	3.75	(1.22)	(40.50)	(6.43)
Share-based compensation	0.39	0.13	0.57	0.09
Impairment loss of property, plant and equipment	—	—	35.76	5.68
Impairment loss of goodwill	—	—	2.46	0.39
Impairment loss of land use rights	—	—	0.17	0.03
Impairment loss of VAT recoverable	—	—	1.67	0.27
Loss on disposal of property, plant and equipment	0.20	—	—	—
Change in fair value of contingent consideration liabilities (the portion to be borne by the Company)	0.18	(0.01)	(0.29)	(0.05)
Reversal of provision for consumption tax	(6.99)	—	—	—
Income tax effect of reconciliation items	0.03	—	(0.36)	(0.06)

Non-GAAP net loss attributable to the Company per ADS – Diluted	(2.44)	(1.10)	(0.52)	(0.08)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per ADS data)

	Year Ended
	December 31, 2010	December 31, 2011
	RMB	RMB	US$

GAAP net loss attributable to the Company	(1,109,015)	(747,681)	(118,794)
Share-based compensation	22,431	17,268	2,744
Impairment loss of property, plant and equipment	992,620	603,266	95,849
Impairment loss of goodwill	—	41,440	6,584
Impairment loss of land use rights	—	2,925	465
Impairment loss of VAT recoverable	—	28,220	4,484
Loss on disposal of property, plant and equipment	3,306	20	3
Change in fair value of contingent consideration liabilities (the portion to be borne by the Company)	2,868	(9,289)	(1,476)
Reversal of provision for consumption tax	(103,780)	—	—
Income tax effect of reconciliation items	(20,407)	(6,120)	(972)

Non-GAAP net loss attributable to the Company	(211,977)	(69,951)	(11,113)

GAAP net loss attributable to the Company per ADS – Basic	(66.79)	(44.75)	(7.11)
Share-based compensation	1.35	1.03	0.16
Impairment loss of property, plant and equipment	59.78	36.10	5.74
Impairment loss of goodwill	—	2.48	0.39
Impairment loss of land use rights	—	0.18	0.03
Impairment loss of VAT recoverable	—	1.69	0.27
Loss on disposal of property, plant and equipment	0.20	—	—
Change in fair value of contingent consideration liabilities (the portion to be borne by the Company)	0.17	(0.56)	(0.09)
Reversal of provision for consumption tax	(6.25)	—	—
Income tax effect of reconciliation items	(1.23)	(0.37)	(0.06)

Non-GAAP net loss attributable to the Company per ADS – Basic	(12.77)	(4.20)	(0.67)

GAAP net loss attributable to the Company per ADS – Diluted	(66.79)	(44.75)	(7.11)
Share-based compensation	1.35	1.03	0.16
Impairment loss of property, plant and equipment	59.78	36.10	5.74
Impairment loss of goodwill	—	2.48	0.39
Impairment loss of land use rights	—	0.18	0.03
Impairment loss of VAT recoverable	—	1.69	0.27
Loss on disposal of property, plant and equipment	0.20	—	—
Change in fair value of contingent consideration liabilities (the portion to be borne by the Company)	0.17	(0.56)	(0.09)
Reversal of provision for consumption tax	(6.25)	—	—
Income tax effect of reconciliation items	(1.23)	(0.37)	(0.06)

Non-GAAP net loss attributable to the Company per ADS – Diluted	(12.77)	(4.20)	(0.67)